May 9, 2013

Amanda Ravitz
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 29, 2013, regarding
Security Devices International Inc. (the “Corporation”)
Amendment No. 1 to Registration Statement on Form S-1
Filed April 12, 2013
File No. 333-187138

Dear Ms. Ravitz:

This letter responds to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in the April 29, 2013 letter regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1. Amendment No. 2 to the Registration Statement on Form S-1 filed on March 8, 2013 with the United States Securities and Exchange Commission is being filed concurrently herewith (“Amendment No. 2”).

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Prospectus Cover Page

Staff Comment No. 1.

We note your response to our previous comment 3. Please revise to state clearly, if true, that the par value of the shares will remain denominated in U.S. dollars and that only the purchase price and settlement amounts will be denominated in Canadian dollars. Also state explicitly whether the shares being offered can be resold on the OTCBB regardless of whether they were purchased by Canadian purchasers or U.S. purchasers.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page to state that the par value of the shares will remain denominated in U.S. dollars and that the shares being offered can be resold on the OTCQB tier of the OTC Link regardless of whether the shares were purchased by Canadian purchasers or U.S. purchasers.

Amanda Ravitz
Securities and Exchange Commission
May 9, 2013

Staff Comment No. 2.

Please revise to explain how and when the Canadian dollar-denominated purchase price for U.S. purchasers will be calculated. For instance, indicate how and when you will determine the exchange rate.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page to state that U.S. purchasers will be required to deposit Canadian funds with the Corporation in order to purchase the Common Shares. As such, the Corporation cannot provide an exchange rate applicable to the purchases of Common Shares. The value of a U.S. purchaser’s investment in the Corporation will depend on the exchange rate prevailing at the time of purchase.

Staff Comment No. 3.

Please refer to our previous comment 4. We note that you have disclosed that U.S. investors’ funds will be returned if the offering in Canada is not completed and removed the language that the U.S. investors will make payment only at the closing of the offering. However, the statement that U.S. investors’ funds will only be accepted at closing still appears elsewhere in the prospectus. We also note that reference to the escrow for Canadian investors’ funds has been removed on the cover but preserved elsewhere in the prospectus. Please clarify the funding mechanics, including when relative to the termination date funds will be returned to U.S. investors in the event the Canadian minimum amount is not reached, and reconcile your disclosure accordingly.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have removed disclosure stating that U.S. investors’ funds will only be accepted at closing. We have revised our disclosure on the prospectus cover page and in the prospectus summary to state that all funds will be returned to U.S. investors within 10 business days in the event the offering is terminated.

Staff Comment No. 4.

As there is a minimum amount of shares to be sold in Canada for the offering to be completed, it is not clear how you determined in response to prior comment 4 that identification of the Canadian placement agent is not material for U.S. investors. Please revise to identify the placement agent. Furthermore, it is not clear how you determined that the Canadian placement agent is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act given its participation in facilitating a public offering in the United States. Please provide us a detailed analysis or revise as appropriate.

Amanda Ravitz
Securities and Exchange Commission
May 9, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure as requested to include the name of the agent in Canada on the cover page of the prospectus and in the prospectus summary.

Staff Comment No. 5.

Refer to our previous comment 7. We note that your revised disclosure does not state a specific date on which the offering will terminate and in fact, the disclosure suggests that the offering may be extended indefinitely. Please revise to state the specific date that the offering will terminate. See Item 501(b)(8)(iii) of Regulation S-K.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page and in the prospectus summary to state that the offering will terminate on the earlier of (i) 10 business days following the date which the Canadian minimum offering is satisfied, or (ii) within 90 days of the filing of a final prospectus in Canada, which may be extended by an additional 90 days if an amendment to such final prospectus has been filed in Canada, but in no event more than 180 days from the date of the filing of the final prospectus in Canada.

Liquidity and Capital Resources, page 26

Staff Comment No. 6.

We note your disclosure added on page 35 in response to our prior comment 21. Please identify the remaining balance of your monthly capital commitments beyond that of your compensation obligations to officers and directors.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure on page 35 of Amendment No. 2 to describe our additional monthly capital commitments beyond compensation obligations to officers and directors.

Amanda Ravitz
Securities and Exchange Commission
May 9, 2013

Interests of Management and Others in Material Transactions, page 52

Staff Comment No. 7.

We note your revisions in response to prior comment 23. Please expand your disclosure to identify the company to which you paid $240,000 for services and quantify the amount of your chief operating officer’s interest in that company.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure on page 58 of Amendment No. 2 to identify Level 4 Capital Corp. as the recipient of the above referenced payment and to state that our chief operating officer has a 50% interest in Level 4 Capital Corp.

Plan of Distribution, page 66

Staff Comment No. 8.

Refer to our previous comment 8. With respect to approval of listing on the TSX of the shares to be sold in the offering in Canada on the TSX, your response notes that you expect “conditional approval” shortly. With a view toward clarified disclosure, please tell us what the conditions to approval are and whether you expect the company to meet them prior to effectiveness.

Security Devices International Inc.’s Response:

In response to the Staff's comment, the Corporation is currently pursuing TSX-V approval and believes the remaining outstanding items are limited to (i) the TSX-V finalizing its routine background checks on our officers and directors, (ii) the TSX-V completing escrow arrangements with control persons and current and former insiders of the Corporation regarding existing warrants, options and common shares, and (iii) the TSX-V finalizing its review of our Canadian transfer agent co-agency agreement.

Staff Comment No. 9.

We note your discussion of the availability of the safe harbor of Rule 3a4-1 on page 68. Please expand your discussion to describe how your officers and directors involved in the offering will identify prospective U.S. purchasers.

Amanda Ravitz
Securities and Exchange Commission
May 9, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure on pages 9, 71, and 73 of Amendment No. 2 to explain that the Corporation’s officers and directors will offer the Common Shares only to persons with whom officers and directors of the Corporation have pre-existing relationships, including a limited number of existing shareholders of the Corporation.

Exhibits, page 113

Staff Comment No. 10.

We note that the escrow agreement appears to be a form document provided by the TSX for its listed companies who are required under the rules and policies of the exchange to escrow shares. Please explain how this escrow arrangement will work in your circumstances and confirm you will re-file as an exhibit the executed agreement between you and the escrow agent.

Security Devices International Inc.’s Response:

In connection with the offering in Canada, the Corporation will enter into an agency agreement with an agent in Canada. Such agency agreement will provide for the escrow of funds collected in the Canadian offering. There will be no escrow of funds collected from United States purchasers in the United States offering. The Corporation will not enter into any other agreement related to the escrow of funds collected in the offering including any form of escrow agreement mandated by the TSX.

The Corporation has removed as an exhibit the form of escrow agreement provided by the TSX, as such escrow agreement relates only to the escrow of shares currently held by insiders of the Corporation and does not relate to the Common Shares being offered pursuant to the Amendment No. 2.

* * * * *

Security Devices International Inc. hereby acknowledges that:

  Security Devices International Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Security Devices International Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amanda Ravitz
Securities and Exchange Commission
May 9, 2013

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (202) 756-1960 or Richard Raymer, Esq. of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,

Security Devices International Inc.

/s/ Gregory Sullivan

Gregory Sullivan
Chief Executive Officer

cc:            Richard Raymer, Esq. - Dorsey & Whitney LLP